Filed by Liberty Global plc

pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Liberty Global plc

Form S-4 File No.: 333-199552

The following reminder letter will be mailed to shareholders of Liberty Global plc together with the relevant proxy cards or voting instruction forms, as applicable, in connection with the general meeting and the class meetings to be held on February 24, 2015.

January 29, 2015

Dear Shareholder,

According to our latest records, we have not yet received your proxy for the important General and Class Meetings of Liberty Global plc, to be held on Tuesday, February 24, 2015. Your board of directors has recommended that shareholders vote FOR each of the resolutions under consideration.

Please note that if you are a holder of Class C ordinary shares, which are non-voting for most matters, you are entitled to vote at the upcoming Class C meeting.

Your vote is important, no matter how many shares you own. To help your company avoid the expense of further solicitation, please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Sincerely,

John C. Malone Chairman of the Board	Michael T. Fries President and Chief Executive Officer

YOUR VOTE IS IMPORTANT!

Remember, you may have the option to vote your shares by telephone or via the

Internet. Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED

+1-877-825-8906 (toll-free within the U.S. and Canada)

+1-412-232-3651 (from other countries)

Additional Information and Where to Find it

Nothing in this communication shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Liberty Global plc (Liberty Global). In connection with the proposed issuance of Liberty Global’s LiLAC Ordinary Shares, Liberty Global has filed with the Securities Exchange Commission (SEC) a registration statement on Form S-4 and filed with the SEC and mailed to its shareholders a proxy statement/prospectus. SHAREHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Shareholders can obtain a free copy of the registration statement and proxy statement/prospectus, as well as other filings containing information about Liberty Global, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and proxy statement/prospectus and the filings with the SEC that are incorporated by reference therein can also be obtained, without charge, by directing a request to Liberty Global plc, 12300 Liberty Boulevard, Englewood, Colorado, 80112, USA, Attention: Investor Relations.